SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 AMENDMENT NO. 1

                                       To

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                             SFX Broadcasting, Inc.
--------------------------------------------------------------------------------

                                (Name of Issuer)


                Class A Common Stock (par value $0.01 per share)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    784174104
             ------------------------------------------------------
                                 (CUSIP Number)


                              Paul A. Merolla, Esq.
                              Goldman, Sachs & Co.
                                 85 Broad Street
                            New York, New York 10004
                                 (212) 902-1000


            (Name, address and telephone number of person authorized
                     to receive notices and communications)


                               September 15, 1997
             ------------------------------------------------------
             (Date of Event which requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.
//

--------------------
CUSIP NO. 784174104
--------------------
--------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Goldman, Sachs & Co.
--------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                   (a)  [  ]

                                                                   (b)  [  ]
--------------------------------------------------------------------------------
 3.      SEC USE ONLY

--------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS

         See Item 3.
--------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                         [X]
--------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         New York
--------------------------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                         0
    SHARES                 ----------------------------------------
BENEFICIALLY               8.       SHARED VOTING POWER
  OWNED BY                          649,574
    EACH                   ----------------------------------------
 REPORTING                 9.       SOLE DISPOSITIVE POWER
   PERSON                           0
    WITH                   ----------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    649,574
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         649,574
--------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                      [  ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.5%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         BD-PN-IA
--------------------------------------------------------------------------------

--------------------
CUSIP NO. 784174104
--------------------
--------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         The Goldman Sachs Group, L.P.
--------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                 (a)  [  ]

                                                                 (b)  [  ]
--------------------------------------------------------------------------------
 3.      SEC USE ONLY

--------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS

         See Item 3.
--------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                      [  ]
--------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                         0
    SHARES                 ----------------------------------------
BENEFICIALLY               8.       SHARED VOTING POWER
  OWNED BY                          689,574
    EACH                   ----------------------------------------
 REPORTING                 9.       SOLE DISPOSITIVE POWER
   PERSON                           0
    WITH                   ----------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    689,574
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         689,574
--------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                      [  ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.9%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         HC-PN

--------------------------------------------------------------------------------

                               AMENDMENT NO. 1 TO
                                  SCHEDULE 13D
                         RELATING TO THE COMMON STOCK OF
                             SFX BROADCASTING, INC.


         Goldman, Sachs & Co ("GS") and The Goldman Sachs Group, L.P. ("GS Group" and, together with GS, the "Filing Persons") hereby amend this Statement on Schedule 13D filed with respect to the Class A Common Stock, par value $.01 per share (the "Common Stock"), of SFX Broadcasting, Inc. a Delaware corporation (the "Company").1

Item 2 is hereby amended and restated as follows:

Item 2.  Identity and Background.

         As of September 19, 1997, GS Group may be deemed to indirectly beneficially own an aggregate of 689,574 shares of Common Stock.2 As of September 19, 1997, GS, and GS Group indirectly, may be deemed to have owned beneficially (i) an aggregate of 293,952 shares of Common Stock issuable upon conversion of 267,545 shares of 6-1/2% Series D Cumulative Convertible Exchangeable Preferred Stock (the "Preferred Stock") held through investment accounts, (ii) 72 shares of Common Stock acquired in ordinary course trading activities, and (iii) 1,250 shares of Common Stock held in client accounts with respect to which GS or employees of GS have voting or investment discretion, or both ("Managed Accounts"). GS and GS Group each disclaim beneficial ownership of the shares of Common Stock held in Managed Accounts.

         GS, a New York limited partnership, is an investment banking firm and a member of the New York Stock Exchange, Inc. and other national exchanges. GS Group, one of the general partners of GS, owns a 99% interest in GS. GS Group is a Delaware limited partnership and holding partnership that engages (directly and indirectly through subsidiaries or affiliated companies or both) in the business of buying and selling securities, both foreign and domestic, and in making investments on behalf of its partners. The other general partner of GS is The Goldman, Sachs & Co. L.L.C., a Delaware limited liability company ("GS L.L.C."), which is wholly-owned by GS Group and The Goldman Sachs Corporation, a Delaware corporation ("GS Corp."). GS Corp. is the sole general



---------------
1Neither the present filing nor anything contained herein shall be construed as an admission that any Filing Person constitutes a "person" for any purposes other than Section 13 (d) of the Securities Exchange Act of 1934 or that the Filing Person constitute a "group for any purpose."

2Certain shares of Common Stock indirectly beneficially owned by GS Group are held by partnerships indirectly controlled by GS Group. Each partnership beneficially owned less than 1% of the outstanding shares of Common Stock.

partner of GS Group. The principal business and office address of each Filing Person, GS L.L.C. and GS Corp., is 85 Broad Street, New York, NY 10004.

         The name, business address, present principal occupation or employment and citizenship of each director and of each member of the Executive Committee of GS Corp. and GS L.L.C. and of each member of the Executive Committee of GS Group and GS are set forth in Schedule I hereto and are incorporated herein by reference.

         During the last five years, none of the Filing Persons, or, to the knowledge of each of the Filing Persons, any of the persons listed on Schedule I hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) except as set forth in Schedule II to this Schedule 13D, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3 is hereby amended and restated as follows:

Item 3.  Source and Amount of Funds or Other Consideration.

         As of September 19, 1997, GS held 649,574 shares of Common Stock (including 293,952 shares of Common Stock obtainable upon the conversion of the Preferred Stock) through various investment accounts, 72 shares of Common Stock acquired in ordinary course trading activities and 1,250 shares of Common Stock for Managed Accounts. All transactions that were effected from August 26, 1997 through September 19, 1997 are set forth on Schedule III hereto; all such transactions were effected in the over-the-counter market. The aggregate consideration for the purchases listed on Schedule III was $26,833,045.59. GS purchased the Preferred Stock in the ordinary course of its business. The amount of funds used by GS to purchase the Preferred Stock was $11,990,847.50.

         As of September 19, 1997, GS Group may be deemed to beneficially own 689,574 shares of Common Stock, including the 649,574 shares of Common Stock that may be deemed to be beneficially owned by Goldman, Sachs & Co. The funds for 40,000 shares came from capital contributions and other funds from partnerships which GS Group indirectly controls.

         The funds used to purchase the shares of Common Stock for investment accounts of GS was working capital. The funds used to purchase shares of Common Stock for the Managed Accounts came from client funds.

         None of the persons listed on Schedule I hereto has contributed any funds or other consideration towards the purchase of the securities of the Company, except insofar as they may be general or limited partners of the partnerships controlled by GS Group and made capital contributions to such partnerships.

Item 5 is hereby amended and restated as follows:

Item 5.  Interest in Securities of the Issuer.

         (a) As of September 19, 1997, GS may be deemed to have beneficially owned an aggregate of 649, 574 shares of Common Stock, including (i) the 354,300 shares of Common Stock held through various investment accounts, (ii) the 293,952 shares of Common Stock issuable upon conversion of the Preferred Stock,
(iii) 72 shares of Common Stock acquired in ordinary course trading activities, and (iv) the 1,250 shares of Common Stock held in Managed Accounts, representing in the aggregate approximately 7.5% of the Common Stock reported to be outstanding as of August 4, 1997 (as reported in the Company's Form 10-Q for the quarter ended June 30, 1997 (the "Company's 10-Q")).

         As of September 19, 1997, GS Group may be deemed to have beneficially owned an aggregate of 689,574 shares of Common Stock, including (i) the 354,300 shares of Common Stock beneficially owned by GS and held through various investment accounts, (ii) the 293,952 shares of Common Stock issuable upon conversion of the Preferred Stock, (iii) 72 shares of Common Stock acquired in ordinary course trading activities and (iv) the 1,250 shares of Common Stock held in Managed Accounts, representing in the aggregate approximately 7.9% of the shares of Common Stock reported to be outstanding as of August 4, 1997 (as reported in the Company's 10-Q).1

         GS Group and GS each disclaim beneficial ownership of the shares of Common Stock held in Managed Accounts.

         None of the persons listed in Schedule I beneficially owns any shares of Common Stock as of September 19, 1997.

         (b) Each Filing Person shares the power to vote or direct the vote and to dispose or direct the disposition of shares of Common Stock beneficially owned by such Filing Person as indicated in the second and third pages of this filing.



---------------
1GS Group also indirectly owned 40,000 shares of Common Stock held by partnerships indirectly controlled by GS Group.

         (c) Except as set forth in Schedule III, no transactions in the Common Stock were effected by the Filing Persons or, to their knowledge, any of the persons listed on Schedule I hereto, between August 25, 1997 and September 19, 1997. Schedule III sets forth transactions in the Common Stock which have been effected by GS during the period from August 26, 1997 through September 19, 1997. The purchases by GS set forth on Schedule III were made in the ordinary course of business either for GS' own benefit or for the benefit of the Managed Accounts. All of these transactions were effected in the over-the-counter market.

         (d) No other person is known by any Filing Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by any Filing Person.

         (e)   Not Applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  September 24, 1997
                                        GOLDMAN, SACHS & CO.

                                        By:    /s/ Hans L. Reich
                                        Name:  Hans L. Reich
                                        Title: Attorney-in-fact

                                        THE GOLDMAN SACHS GROUP, L.P.

                                        By:     /s/ Hans L. Reich
                                        Name:  Hans L. Reich
                                        Title: Attorney-in-fact

                                                   Schedule III
                                              SFX Broadcasting, Inc.

Cusip           SECURITY DESCRIPTION               PURCHASES        SALES            PRICE         TRADE DATE       SETTLEMENT DATE
-----           --------------------               ---------        -----            -----         ----------       ---------------
784174-10-4     SFX BROADCASTING INC. CL-A                           4,000            73.875       26-Aug-97            29-Aug-97
784174-10-4     SFX BROADCASTING INC. CL-A                           1,000                74       26-Aug-97            29-Aug-97
784174-10-4     SFX BROADCASTING INC. CL-A                           5,600                74       26-Aug-97            29-Aug-97
784174-10-4     SFX BROADCASTING INC. CL-A                           6,000           74.0625       26-Aug-97            29-Aug-97
784174-10-4     SFX BROADCASTING INC. CL-A                           1,300           74.0625       26-Aug-97            29-Aug-97
784174-10-4     SFX BROADCASTING INC. CL-A                           7,100            73.875       26-Aug-97            29-Aug-97
784174-10-4     SFX BROADCASTING INC. CL-A                           6,100           74.0625       26-Aug-97            29-Aug-97
784174-10-4     SFX BROADCASTING INC. CL-A                          17,900           74.0635       26-Aug-97            29-Aug-97
784174-10-4     SFX BROADCASTING INC. CL-A                           3,900                74       26-Aug-97            29-Aug-97
784174-10-4     SFX BROADCASTING INC. CL-A             1,000                              74       26-Aug-97            29-Aug-97
784174-10-4     SFX BROADCASTING INC. CL-A             3,000                          74.125       26-Aug-97            29-Aug-97
784174-10-4     SFX BROADCASTING INC. CL-A             2,000                              74       26-Aug-97            29-Aug-97
784174-10-4     SFX BROADCASTING INC. CL-A             6,100                         74.0625       26-Aug-97            29-Aug-97
784174-10-4     SFX BROADCASTING INC. CL-A               800                         74.0625       26-Aug-97            29-Aug-97
784174-10-4     SFX BROADCASTING INC. CL-A               150                              74       26-Aug-97            29-Aug-97
784174-10-4     SFX BROADCASTING INC. CL-A                           1,000            74.125       26-Aug-97            29-Aug-97
784174-10-4     SFX BROADCASTING INC. CL-A                          17,900           74.0625       26-Aug-97            29-Aug-97
784174-10-4     SFX BROADCASTING INC. CL-A               200                              74       26-Aug-97            29-Aug-97
784174-10-4     SFX BROADCASTING INC. CL-A             5,000                              74       26-Aug-97            29-Aug-97
784174-10-4     SFX BROADCASTING INC. CL-A             2,000                            73.9       26-Aug-97            29-Aug-97
784174-10-4     SFX BROADCASTING INC. CL-A                           3,900                74       26-Aug-97            29-Aug-97
784174-10-4     SFX BROADCASTING INC. CL-A             4,810                              74       26-Aug-97            29-Aug-97
784174-10-4     SFX BROADCASTING INC. CL-A               100                              74       26-Aug-97            29-Aug-97
784174-10-4     SFX BROADCASTING INC. CL-A             2,000                              74       26-Aug-97            29-Aug-97
784174-10-4     SFX BROADCASTING INC. CL-A             2,100                         74.0625       26-Aug-97            29-Aug-97
784174-10-4     SFX BROADCASTING INC. CL-A            17,900                         74.0635       26-Aug-97            29-Aug-97
784174-10-4     SFX BROADCASTING INC. CL-A                          25,000           74.0625       26-Aug-97            29-Aug-97
784174-10-4     SFX BROADCASTING INC. CL-A             1,500                            73.5       26-Aug-97            29-Aug-97
784174-10-4     SFX BROADCASTING INC. CL-A            10,000                          74.125       26-Aug-97            29-Aug-97
784174-10-4     SFX BROADCASTING INC. CL-A             3,000                          73.875       26-Aug-97            29-Aug-97
784174-10-4     SFX BROADCASTING INC. CL-A                           9,900          74.01563       26-Aug-97            29-Aug-97
784174-10-4     SFX BROADCASTING INC. CL-A               100                              74       26-Aug-97            29-Aug-97
784174-10-4     SFX BROADCASTING INC. CL-A                          10,000                74       26-Aug-97            29-Aug-97
784174-10-4     SFX BROADCASTING INC. CL-A               200                              74       26-Aug-97            29-Aug-97
784174-10-4     SFX BROADCASTING INC. CL-A               700                              74       26-Aug-97            29-Aug-97
784174-10-4     SFX BROADCASTING INC. CL-A                             200           74.0625       26-Aug-97            29-Aug-97

                                                   Schedule III
                                              SFX Broadcasting, Inc.

Cusip           SECURITY DESCRIPTION               PURCHASES        SALES            PRICE         TRADE DATE       SETTLEMENT DATE
-----           --------------------               ---------        -----            -----         ----------       ---------------
784174-10-4     SFX BROADCASTING INC. CL-A                          6,100            74.0625       26-Aug-97            29-Aug-97
784174-10-4     SFX BROADCASTING INC. CL-A             1,500                              74       26-Aug-97            29-Aug-97
784174-10-4     SFX BROADCASTING INC. CL-A             5,800                              74       26-Aug-97            29-Aug-97
784174-10-4     SFX BROADCASTING INC. CL-A               300                              74       26-Aug-97            29-Aug-97
784174-10-4     SFX BROADCASTING INC. CL-A             3,900                              74       26-Aug-97            29-Aug-97
784174-10-4     SFX BROADCASTING INC. CL-A               300                         74.0625       26-Aug-97            29-Aug-97
784174-10-4     SFX BROADCASTING INC. CL-A               450                              74       26-Aug-97            29-Aug-97
784174-10-4     SFX BROADCASTING INC. CL-A               500                            73.5       26-Aug-97            29-Aug-97
784174-10-4     SFX BROADCASTING INC. CL-A               400                          73.875       26-Aug-97            29-Aug-97
784174-10-4     SFX BROADCASTING INC. CL-A               400                              74       26-Aug-97            29-Aug-97
784174-10-4     SFX BROADCASTING INC. CL-A             1,000                          73.875       26-Aug-97            29-Aug-97
784174-10-4     SFX BROADCASTING INC. CL-A                60                              74       26-Aug-97            29-Aug-97
784174-10-4     SFX BROADCASTING INC. CL-A             2,290                              74       26-Aug-97            29-Aug-97
784174-10-4     SFX BROADCASTING INC. CL-A                           5,000          74.01563       26-Aug-97            29-Aug-97
784174-10-4     SFX BROADCASTING INC. CL-A                             500                74       26-Aug-97            29-Aug-97
784174-10-4     SFX BROADCASTING INC. CL-A             1,000                         73.9375       26-Aug-97            29-Aug-97
784174-10-4     SFX BROADCASTING INC. CL-A             1,000                              74       27-Aug-97             2-Sep-97
784174-10-4     SFX BROADCASTING INC. CL-A             2,000                              74       27-Aug-97             2-Sep-97
784174-10-4     SFX BROADCASTING INC. CL-A                          10,000           74.0625       27-Aug-97             2-Sep-97
784174-10-4     SFX BROADCASTING INC. CL-A             1,000                            73.5       27-Aug-97             2-Sep-97
784174-10-4     SFX BROADCASTING INC. CL-A             1,000                           73.25       27-Aug-97             2-Sep-97
784174-10-4     SFX BROADCASTING INC. CL-A               300                              74       27-Aug-97             2-Sep-97
784174-10-4     SFX BROADCASTING INC. CL-A             2,000                              74       27-Aug-97             2-Sep-97
784174-10-4     SFX BROADCASTING INC. CL-A             1,000                            73.5       27-Aug-97             2-Sep-97
784174-10-4     SFX BROADCASTING INC. CL-A            10,000                         74.0625       27-Aug-97             2-Sep-97
784174-10-4     SFX BROADCASTING INC. CL-A               250                              74       27-Aug-97             2-Sep-97
784174-10-4     SFX BROADCASTING INC. CL-A             3,500                            73.5       27-Aug-97             2-Sep-97
784174-10-4     SFX BROADCASTING INC. CL-A                          10,000           74.0625       27-Aug-97             2-Sep-97
784174-10-4     SFX BROADCASTING INC. CL-A             5,000                            73.5       27-Aug-97             2-Sep-97
784174-10-4     SFX BROADCASTING INC. CL-A             1,000                            73.5       27-Aug-97             2-Sep-97
784174-10-4     SFX BROADCASTING INC. CL-A             1,500                            73.5       27-Aug-97             2-Sep-97
784174-10-4     SFX BROADCASTING INC. CL-A               300                         73.3125       27-Aug-97             2-Sep-97
784174-10-4     SFX BROADCASTING INC. CL-A             1,500                            73.9       27-Aug-97             2-Sep-97
784174-10-4     SFX BROADCASTING INC. CL-A             1,000                            73.5       27-Aug-97             2-Sep-97
784174-10-4     SFX BROADCASTING INC. CL-A                          15,000                74       27-Aug-97             2-Sep-97
784174-10-4     SFX BROADCASTING INC. CL-A             1,000                            73.5       27-Aug-97             2-Sep-97
784174-10-4     SFX BROADCASTING INC. CL-A             9,000                              74       27-Aug-97             2-Sep-97

                                                   Schedule III
                                              SFX Broadcasting, Inc.

Cusip           SECURITY DESCRIPTION               PURCHASES        SALES            PRICE         TRADE DATE       SETTLEMENT DATE
-----           --------------------               ---------        -----            -----         ----------       ---------------
784174-10-4     SFX BROADCASTING INC. CL-A            3,000                                74      27-Aug-97             2-Sep-97
784174-10-4     SFX BROADCASTING INC. CL-A              500                              73.5      27-Aug-97             2-Sep-97
784174-10-4     SFX BROADCASTING INC. CL-A              500                              73.5      27-Aug-97             2-Sep-97
784174-10-4     SFX BROADCASTING INC. CL-A                           2,000             73.625      28-Aug-97             3-Sep-97
784174-10-4     SFX BROADCASTING INC. CL-A                          10,000             73.875      28-Aug-97             3-Sep-97
784174-10-4     SFX BROADCASTING INC. CL-A                           3,000             73.875      28-Aug-97             3-Sep-97
784174-10-4     SFX BROADCASTING INC. CL-A              104                           73.6875      28-Aug-97             3-Sep-97
784174-10-4     SFX BROADCASTING INC. CL-A            1,000                            73.625      28-Aug-97             3-Sep-97
784174-10-4     SFX BROADCASTING INC. CL-A              500                            73.625      28-Aug-97             3-Sep-97
784174-10-4     SFX BROADCASTING INC. CL-A                          10,000            73.9375      28-Aug-97             3-Sep-97
784174-10-4     SFX BROADCASTING INC. CL-A                           2,000             73.875      28-Aug-97             3-Sep-97
784174-10-4     SFX BROADCASTING INC. CL-A            1,500                           73.9375      28-Aug-97             3-Sep-97
784174-10-4     SFX BROADCASTING INC. CL-A           25,000                           73.9375      28-Aug-97             3-Sep-97
784174-10-4     SFX BROADCASTING INC. CL-A              500                             73.75      28-Aug-97             3-Sep-97
784174-10-4     SFX BROADCASTING INC. CL-A                             500                 74      28-Aug-97             3-Sep-97
784174-10-4     SFX BROADCASTING INC. CL-A                           2,200             73.375      29-Aug-97             4-Sep-97
784174-10-4     SFX BROADCASTING INC. CL-A            1,000                             73.42      29-Aug-97             4-Sep-97
784174-10-4     SFX BROADCASTING INC. CL-A              300                            73.375      29-Aug-97             4-Sep-97
784174-10-4     SFX BROADCASTING INC. CL-A              400                            73.125       2-Sep-97             5-Sep-97
784174-10-4     SFX BROADCASTING INC. CL-A              100                            73.125       2-Sep-97             5-Sep-97
784174-10-4     SFX BROADCASTING INC. CL-A               59                           73.3125       2-Sep-97             5-Sep-97
784174-10-4     SFX BROADCASTING INC. CL-A            2,500                            73.375       3-Sep-97             8-Sep-97
784174-10-4     SFX BROADCASTING INC. CL-A                           1,900            73.3125       3-Sep-97             8-Sep-97
784174-10-4     SFX BROADCASTING INC. CL-A                           1,100            73.3125       3-Sep-97             8-Sep-97
784174-10-4     SFX BROADCASTING INC. CL-A              200                            73.125       3-Sep-97             8-Sep-97
784174-10-4     SFX BROADCASTING INC. CL-A                             500             73.375       3-Sep-97             8-Sep-97
784174-10-4     SFX BROADCASTING INC. CL-A            1,400                           73.1875       4-Sep-97             9-Sep-97
784174-10-4     SFX BROADCASTING INC. CL-A           15,000                           73.1875       4-Sep-97             9-Sep-97
784174-10-4     SFX BROADCASTING INC. CL-A                           7,500              73.25       4-Sep-97             9-Sep-97
784174-10-4     SFX BROADCASTING INC. CL-A              800                            73.125       4-Sep-97             9-Sep-97
784174-10-4     SFX BROADCASTING INC. CL-A                           6,500            73.1875       4-Sep-97             9-Sep-97
784174-10-4     SFX BROADCASTING INC. CL-A            1,000                            73.125       4-Sep-97             9-Sep-97
784174-10-4     SFX BROADCASTING INC. CL-A                           2,500              73.25       4-Sep-97             9-Sep-97
784174-10-4     SFX BROADCASTING INC. CL-A                           1,000             73.375       5-Sep-97            10-Sep-97
784174-10-4     SFX BROADCASTING INC. CL-A                             100           73.46875       8-Sep-97            11-Sep-97
784174-10-4     SFX BROADCASTING INC. CL-A                             500             73.375       8-Sep-97            11-Sep-97
784174-10-4     SFX BROADCASTING INC. CL-A                             100               73.5       8-Sep-97            11-Sep-97

                                                   Schedule III
                                              SFX Broadcasting, Inc.

Cusip           SECURITY DESCRIPTION               PURCHASES        SALES            PRICE         TRADE DATE       SETTLEMENT DATE
-----           --------------------               ---------        -----            -----         ----------       ---------------
784174-10-4     SFX BROADCASTING INC. CL-A             100                              73.25       9-Sep-97           12-Sep-97
784174-10-4     SFX BROADCASTING INC. CL-A             500                            73.4375       9-Sep-97           12-Sep-97
784174-10-4     SFX BROADCASTING INC. CL-A                              100            73.625       9-Sep-97           12-Sep-97
784174-10-4     SFX BROADCASTING INC. CL-A                              300             73.25      11-Sep-97           16-Sep-97
784174-10-4     SFX BROADCASTING INC. CL-A                              200            73.375      11-Sep-97           16-Sep-97
784174-10-4     SFX BROADCASTING INC. CL-A                           10,000           73.1875      12-Sep-97           17-Sep-97
784174-10-4     SFX BROADCASTING INC. CL-A           1,000                             73.125      12-Sep-97           17-Sep-97
784174-10-4     SFX BROADCASTING INC. CL-A           1,800                             73.125      12-Sep-97           17-Sep-97
784174-10-4     SFX BROADCASTING INC. CL-A           5,000                              73.25      12-Sep-97           17-Sep-97
784174-10-4     SFX BROADCASTING INC. CL-A             400                             73.125      15-Sep-97           18-Sep-97
784174-10-4     SFX BROADCASTING INC. CL-A           1,000                             73.125      15-Sep-97           18-Sep-97
784174-10-4     SFX BROADCASTING INC. CL-A                            1,000            73.125      15-Sep-97           18-Sep-97
784174-10-4     SFX BROADCASTING INC. CL-A           1,800                            73.1875      15-Sep-97           18-Sep-97
784174-10-4     SFX BROADCASTING INC. CL-A                              700           73.3125      16-Sep-97           19-Sep-97
784174-10-4     SFX BROADCASTING INC. CL-A                            1,700             73.25      16-Sep-97           19-Sep-97
784174-10-4     SFX BROADCASTING INC. CL-A           3,000                            73.1875      16-Sep-97           19-Sep-97
784174-10-4     SFX BROADCASTING INC. CL-A                              700              73.5      16-Sep-97           19-Sep-97
784174-10-4     SFX BROADCASTING INC. CL-A           1,000                             74.375      17-Sep-97           22-Sep-97
784174-10-4     SFX BROADCASTING INC. CL-A                            1,000            74.625      17-Sep-97           22-Sep-97
784174-10-4     SFX BROADCASTING INC. CL-A           3,000                                 74      17-Sep-97           22-Sep-97
784174-10-4     SFX BROADCASTING INC. CL-A           2,000                               74.5      17-Sep-97           22-Sep-97
784174-10-4     SFX BROADCASTING INC. CL-A                            1,000            73.875      17-Sep-97           22-Sep-97
784174-10-4     SFX BROADCASTING INC. CL-A             100                             74.375      17-Sep-97           22-Sep-97
784174-10-4     SFX BROADCASTING INC. CL-A                            4,000           74.0625      17-Sep-97           22-Sep-97
784174-10-4     SFX BROADCASTING INC. CL-A                              200             74.75      18-Sep-97           23-Sep-97
784174-10-4     SFX BROADCASTING INC. CL-A                              400            74.375      19-Sep-97           24-Sep-97
784174-10-4     SFX BROADCASTING INC. CL-A             600                              74.25      19-Sep-97           24-Sep-97
784174-10-4     SFX BROADCASTING INC. CL-A           1,000                             74.125      26-Aug-97           29-Aug-97
784174-10-4     SFX BROADCASTING INC. CL-A             500                                 74      28-Aug-97            3-Sep-97
784174-10-4     SFX BROADCASTING INC. CL-A                              500             73.75      28-Aug-97            3-Sep-97
784174-10-4     SFX BROADCASTING INC. CL-A                            1,000              73.5      27-Aug-97            2-Sep-97
784174-10-4     SFX BROADCASTING INC. CL-A                            1,500              73.9      27-Aug-97            2-Sep-97
784174-10-4     SFX BROADCASTING INC. CL-A                            5,000              73.5      27-Aug-97            2-Sep-97
784174-10-4     SFX BROADCASTING INC. CL-A                            1,000              73.5      27-Aug-97            2-Sep-97
784174-10-4     SFX BROADCASTING INC. CL-A                              500              73.5      27-Aug-97            2-Sep-97
784174-10-4     SFX BROADCASTING INC. CL-A                              500              73.5      27-Aug-97            2-Sep-97
784174-10-4     SFX BROADCASTING INC. CL-A                            1,000              73.5      27-Aug-97            2-Sep-97

                                                   Schedule III
                                              SFX Broadcasting, Inc.

Cusip           SECURITY DESCRIPTION               PURCHASES        SALES            PRICE         TRADE DATE       SETTLEMENT DATE
-----           --------------------               ---------        -----            -----         ----------       ---------------
784174-10-4     SFX BROADCASTING INC. CL-A                               500              73.5     26-Aug-97           29-Aug-97
784174-10-4     SFX BROADCASTING INC. CL-A                             1,500              73.5     26-Aug-97           29-Aug-97
784174-10-4     SFX BROADCASTING INC. CL-A                             3,500              73.5     27-Aug-97            2-Sep-97
784174-10-4     SFX BROADCASTING INC. CL-A                             1,000              73.5     27-Aug-97            2-Sep-97
784174-10-4     SFX BROADCASTING INC. CL-A                             1,000              73.5     27-Aug-97            2-Sep-97
784174-10-4     SFX BROADCASTING INC. CL-A                             1,500              73.5     27-Aug-97            2-Sep-97
784174-10-4     SFX BROADCASTING INC. CL-A                             2,000              73.9     26-Aug-97           29-Aug-97
784174-10-4     SFX BROADCASTING INC. CL-A                               300           73.3125     27-Aug-97            2-Sep-97
784174-20-3     S F X BROADCASTING 6.50% SER D       10,800                               81.5     15-Sep-97           18-Sep-97
784174-20-3     S F X BROADCASTING 6.50% SER D       12,980                               81.5     15-Sep-97           18-Sep-97
784174-20-3     S F X BROADCASTING 6.50% SER D        4,900                               81.5     15-Sep-97           18-Sep-97
784174-20-3     S F X BROADCASTING 6.50% SER D        6,630                               81.5     15-Sep-97           18-Sep-97
784174-20-3     S F X BROADCASTING 6.50% SER D        1,200                            82.0625     19-Sep-97           24-Sep-97
784174-50-0     S F X BROADCASTING 6.50% SER D       15,400                               82.3     26-Aug-97           29-Aug-97
784174-50-0     S F X BROADCASTING 6.50% SER D        2,500                               82.3     26-Aug-97           29-Aug-97
784174-50-0     S F X BROADCASTING 6.50% SER D       10,000                              81.75     28-Aug-97            3-Sep-97
784174-50-0     S F X BROADCASTING 6.50% SER D       25,900                             81.875      8-Sep-97           10-Sep-97
784174-50-0     S F X BROADCASTING 6.50% SER D        7,600                             81.875      8-Sep-97           10-Sep-97
784174-50-0     S F X BROADCASTING 6.50% SER D       18,400                             81.875      8-Sep-97           10-Sep-97
784174-50-0     S F X BROADCASTING 6.50% SER D        4,200                             81.875      8-Sep-97           10-Sep-97
784174-50-0     S F X BROADCASTING 6.50% SER D       25,900                             81.875      8-Sep-97           10-Sep-97
784174-50-0     S F X BROADCASTING 6.50% SER D          125                               81.5     11-Sep-97           16-Sep-97